UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34498 / February 9, 2022

In the Matter of

OAKTREE FUND ADVISORS, LLC
OAKTREE STRATEGIC CREDIT FUND

333 South Grand Ave, 28th Floor
Los Angeles, California 90071

(812-15284)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Oaktree Fund Advisors, LLC and Oaktree Strategic Credit Fund filed an application on
November 30, 2021 requesting an order under section 6(c) of the Investment Company Act of
1940 ("Act") granting an exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act.
The order permits certain closed-end management investment companies that have elected to be
regulated as business development companies to issue multiple classes of shares with varying
sales loads and asset-based service and/or distribution fees.

On January 14, 2022, a notice of the filing of the application was issued (Investment Company
Act Release No. 34470). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly, in the matter of Oaktree Fund Advisors, LLC and Oaktree Strategic Credit Fund
(File No. 812-15284),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary